Exhibit 99.2

Lead Real Estate Co., Ltd Announces Closing of Initial Public Offering

Tokyo, September 29, 2023 (GLOBE NEWSWIRE) – Lead Real Estate Co., Ltd (the “Company,” Nasdaq: LRE), a Japanese real estate developer of luxury residential properties, including single-family homes and condominiums, across Tokyo and Kanagawa prefecture, announced today the closing of its previously announced initial public offering (the “Offering”) of 1,143,000 American Depositary Shares (“ADSs”) at a price of $7.00 per ADS to the public for a total of $8,001,000 of gross proceeds to the Company, before deducting underwriting discounts and offering expenses. Each ADS represents one ordinary share of the Company. The Company has granted a 45-day option to the underwriters to purchase up to 171,450 additional ADSs, representing 15% of the ADSs sold in this Offering, solely to cover over-allotments, if any, less the underwriting discount. The ADSs began trading on the Nasdaq Global Market on September 27, 2023 under the symbol "LRE."

EF Hutton, division of Benchmark Investments, LLC, and Boustead Securities, LLC acted as the joint book-running managers for the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Company, and Loeb & Loeb LLP acted as U.S. counsel to the joint book-running managers in connection with the Offering.

A registration statement on Form F-1, as amended (File No. 333-266762) relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on September 26, 2023. The Offering was made only by means of a prospectus, forming part of the effective registration statement. A copy of the final prospectus related to the offering may be obtained from EF Hutton, division of Benchmark Investments, LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@efhuttongroup.com or telephone at (212) 404-7002. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Lead Real Estate Co., Ltd

Lead Real Estate Co., Ltd is a Japanese developer of luxury residential properties, including single-family homes and condominiums, across Tokyo and Kanagawa prefecture. In addition, the Company operates hotels in Tokyo and leases apartment building units to individual customers in Japan and Dallas, Texas.

The Company’s mission is to serve its customers by offering stylish, safe, and luxurious living. The Company’s vision is to adopt the Kaizen (continuous improvement) approach to seek to improve its operations, and to leverage its nationally recognized, award-winning luxury homes and strong market position in the luxury residential property market in Tokyo and Kanagawa prefecture to create a global transaction platform allowing access to prime Japanese condominiums as well as overseas condominiums, including in the U.S. and Hong Kong.

For more information, please visit our website at: https://www.lead-real.co.jp/en/

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the "Risk Factors" section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact Information:

For Media and Investor Relations:

Daisuke Takahashi

Chief Financial Officer

Lead Real Estate Co., Ltd

d-takahashi@lead-real.co.jp

+81 03-5784-5127

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